Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following is a letter dated March 14, 2013 that is being mailed to participants in each of Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C.

[MH LETTERHEAD]

March 14, 2013

To Participants in Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C.

Dear Fellow Participant:

We are writing to provide an update on the solicitation of consents for the proposed consolidation and initial public offering as of the close of business yesterday. In just the first 50 days of the solicitation, we have received a very strong level of support from participants for the proposed transaction.

Consent forms have been received from approximately two-thirds of the participants. Participants have voted more than 9 to 1 in favor of the proposed transaction:

Entity	% Voted in Favor
Empire State Building Associates	90%
60 East 42nd St. Associates	95%
250 West 57th St. Associates	97%

See below for more detail and important information.

We thank all those who have voted to date in favor of the transaction for their support and those whose votes are in the mail or who are planning to vote this weekend. This remarkable level of participation in such a short period has exceeded our hopes and reflects to us a tremendous enthusiasm for the proposed transaction among many participants.

As we earlier advised, under SEC regulations, the earliest date under which we are allowed to conclude is March 25, 2013. We are working with thousands of participants to answer their questions and help them fill out their forms. We encourage the very small percentage of participants who have voted “against” any proposal to consider now changing their vote to be “FOR” all the proposals.

While we are permitted to keep this solicitation open well beyond March 25, 2013, and will do so as needed, the essential first step toward your receiving the transaction’s many benefits, including limiting its costs to participants, is to fill out and return your consent form. The sooner the proposed transaction is approved, the sooner the expenses and disruption to all participants may be brought to an end, and the participants can receive reimbursement for the costs of the transaction, cash reserves, and the class action settlement proceeds.

We firmly believe the proposed transaction offers you better advantages and opportunities than your current investment, and hope that you will vote in favor of the proposed transaction as soon as possible. We urge that you vote “FOR” the proposals.

We hope that you will contact us or our proxy solicitor, Mackenzie Partners, at 1-888-410-7850 if we can assist you in any way.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

IMPORTANT DISCLOSURE:

The information in this letter should not be viewed as a prediction of the final outcome. Participants are permitted to change their votes while the solicitation remains open. Below are voting results by percentage of interest.

•	Empire State Building Associates:

•	Of those voting to date, 89-92% in each group have approved

•	Consent forms received range from 62% to 66% in each group

•	60 East 42nd St. Associates:

•	Of those voting to date, 91-99% in each group have approved

•	Consent forms received range from 64% to 74% in each group

•	250 West 57th St. Associates:

•	Of those voting to date, 90-100% in each group have approved

•	Consent forms received range from 64% to 80% in each group

For more information, use your password and please visit www.EmpireStateRealtyTrust.com, view the DVD which accompanied your package of disclosure/consent solicitation materials, send an e-mail to inquiries@MalkinHoldings.com, or call MacKenzie Partners at 1-888-410-7850.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation statement. This letter contains forward-looking statements and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation statement.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.

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